NOVA Chemicals: Continued business improvement

For immediate release, Wednesday, Apr. 21, 2004, Pittsburgh, PA All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals will host a conference call today, Wednesday, Apr. 21, 2004, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to join this call in a “listen only” mode. The dial in number for this call is (416) 405-9328. The replay number is (416) 695-5800 (Reservation No. 1530168). The live call is also available on the Internet at www.vcall.com.

NOVA Chemicals Corporation (NOVA Chemicals) reported net income to common shareholders of $7 million ($0.08 per share diluted) for the first quarter of 2004.

This quarter is the first positive quarter in our operated businesses after three years of losses, and compares to a net loss to common shareholders of $15 million ($0.18 per share loss diluted) in the fourth quarter of 2003. Net income to common shareholders reported in the first quarter of 2003 of $4 million ($0.05 per share diluted)  included $25 million ($0.29 per share diluted) in equity earnings from Methanex, which was sold in the second quarter of 2003.

“Operating performance continued to improve in the first quarter,” said Jeff Lipton, NOVA Chemicals’ President and Chief Executive Officer. “Margins in the ethylene/polyethlene business expanded with modest price increases for both ethylene and polyethylene, and lower net ethylene costs from our flexicracker. Styrenics volume expanded 12% from the fourth quarter and price increases held margins despite sharply higher feedstock costs.”

“Feedstock costs remain high and we are pursuing price increases across the business,” Lipton continued. “Margins could expland if the demand strength we've seen in March continues into the second quarter.”

The Olefins/Polyolefins business reported net income of $34 million in the first quarter, $11 million higher than the fourth quarter net income of $23 million, due mainly to strong co-product contributions. Prices for ethylene and polyethylene largely kept pace with rising feedstock costs. Sales volumes decreased slightly from record-setting fourth quarter levels.

The Styrenics business reported a net loss of $22 million in the first quarter, a $9 million improvement over the fourth quarter net loss of $31 million. Prices increased overall, keeping pace with the flow through of rising feedstock costs. Styrene monomer and polymer volumes were up as a result of solid demand and the resumption of full operations at the Bayport, Texas styrene monomer plant.

NOVA Chemicals began expensing stock options for both Canadian and U.S. generally accepted accounting principles (GAAP) in the first quarter of 2004. See pages 10 and 16 for a review of stock-based incentive plans.

NOVA Chemicals Highlights (unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Net income (loss)

Olefins/Polyolefins	$34	$23	$4
Styrenics	(22)	(31)	(17)

Operated business income (loss)	$12	$(8)	$(13)
Methanex	—	—	25
Preferred securities dividends and distributions(1)	(5)	(7)	(8)

Net income (loss) to common shareholders	$7	$(15)	$4

Income (loss) per share
Basic and diluted	$0.08	$(0.18)	$0.05

Weighted-average common shares outstanding (millions)
Basic	87	87	87
Diluted	89	87	87

Revenue	$1,126	$1,041	$977
EBITDA(2), (3)	$121	$81	$85

Depreciation and amortization	$80	$78	$71
Funds from operations	$92	$55	$69
Capital expenditures	$43	$52	$14
Average capital employed(4)	$3,205	$3,270	$3,126
After-tax return on capital employed(5)	3.6%	0.7%	0.6%
Return (loss) on average common equity(6)	2.2%	(4.7)%	1.5%

(1)	On Mar. 1, 2004, NOVA Chemicals redeemed $383 million of preferred securities. See Financing on page 10.
(2)	See Supplemental Measures on page 11.
(3)	Net income (loss) before income taxes, other gains and losses, earnings from equity investment in affiliates, interest expense and depreciation and amortization (see Consolidated Statement of Income (Loss) and Supplemental Measures).
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using current exchange rates.
(5)	After-tax return on capital employed equals NOVA Chemicals’ net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.
(6)	Return (loss) on average common equity equals annualized net income (loss) to common shareholders divided by average common equity.

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OLEFINS/POLYOLEFINS BUSINESS Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Revenue(1)	$709	$691	$637
Operating income	$62	$47	$26
Depreciation and amortization	51	50	44

EBITDA(2)	$113	$97	$70
Net income(3)	$34	$23	$4
Capital expenditures	$23	$29	$8
Average capital employed(4)	$1,890	$1,938	$1,805
After-tax return on capital employed(5)	9.0%	6.1%	2.8%

(1)	Before intersegment eliminations.
(2)	Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 11.
(3)	Before dividends and distributions on preferred securities.
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.
(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Ethylene(2)	$0.31	$0.28	$0.28
Polyethylene – linear low-density butene liner(3)	$0.44	$0.42	$0.42
Polyethylene – weighted-average benchmark(4)	$0.46	$0.44	$0.46
NYMEX natural gas (dollars per mmBTU)(5)	$5.69	$4.58	$6.60
WTI crude oil (dollars per barrel)	$35.15	$31.18	$33.86

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: Chemical Market Associates, Inc. (CMAI) USGC Net Transaction Price.
(3)	Source: Townsend Polymer Services Information (TPSI). TPSI's benchmark polyethylene prices received a one-time downward, non-market adjustment beginning in July 2003. The linear low-density balance butene liner price was reduced by 5¢ per pound. Months prior to July 2003 have not been restated by TPSI.
(4)	Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI. TPSI's benchmark polyethylene prices received a one-time downward, non-market adjustement beginning in July 2003. Months prior to July 2003 have not been restated by TPSI.
(5)	Source: NYMEX Henry Hub 3-Day Average Close.

Polyethylene Sales Volumes (millions of pounds)

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
NOVAPOL(R)
Linear low-density polyethylene	304	364	305
Low-density polyethylene	74	73	58
High-density polyethylene	108	98	96
SCLAIR(R)
Linear low-density and high-density
polyethylene	132	126	133
Advanced SCLAIRTECH(TM)
Linear low-density and high-density
polyethylene	173	165	140

Total	791	826	732

NOVAPOL(R) is a registered trademark of NOVA Brands Ltd.
SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals           (International) S.A. elsewhere.
Advanced SCLAIRTECH ™ is a trademark of NOVA Chemicals.

Review of Operations
Olefins/Polyolefins

First Quarter 2004

The Olefins/Polyolefins business reported net income of $34 million in the first quarter of 2004, compared to net income of $23 million in the fourth quarter of 2003. Prices for ethylene and polyethylene largely offset rising feedstock costs. Strong co-product contributions, which lowered net ethylene costs from our Corunna, Ontario flexi-cracker, and the feedstock derivative gains (see Feedstock Derivative Positions on page 10), were important factors in the Olefins/Polyolefins first quarter improvement.

Feedstocks and Ethylene

Average NYMEX natural gas prices were up 24% from the fourth quarter, and average WTI crude oil prices were up 13%.

Our Joffre, Alberta ethane-based crackers’ cash-cost advantage averaged approximately 4¢ per pound for the quarter over similar U.S. Gulf Coast (USGC) ethylene plants. USGC ethane pricing increased only 6% during the first quarter due to relatively weak ethane demand, despite the 24% rise in natural gas prices.

The Olefins/Polyolefins business benefited from strong co-product contribution margins, primarily from the Corunna, Ontario flexi-cracker, which has the flexibility to switch part of its feedstock slate between natural gas liquids and crude oil and its derivatives, depending on market conditions. As an example, the first quarter benchmark price for propylene was up 36%, while crude oil was up only 13%.

Polyethylene

First quarter weighted-average benchmark polyethylene prices were up 2¢ per pound from the fourth quarter of 2003. Implementation of a 4¢ per pound polyethylene price increase in North America, originally announced for Dec. 1, 2003, was only partially successful during the first quarter of 2004. A second increase of 5¢ per pound, originally announced for Feb. 1, 2004, was delayed and is expected to be implemented May 1, 2004, without further price protection.

Total polyethylene sales volumes for the first quarter were down 4% from a record 2003 fourth quarter, and were up 8% from the first quarter of 2003. North American volumes were down 5% from the fourth quarter, and international volumes were flat. International sales represented 14% of NOVA Chemicals’ total polyethylene sales volume for the first quarter. Sales to China were down 14%, but sales to other Southeast Asian countries increased.

Advanced SCLAIRTECH Polyethylene

The Advanced SCLAIRTECH polyethylene plant continued to step up production rates and sold a record 173 million pounds of Advanced SCLAIRTECH polyethylene in the first quarter of 2004. NOVA Chemicals commercialized a new polyethylene grade for thin-wall injection molding applications based on our proprietary single-site catalyst. We eliminated one standard grade of polyethylene as we continue to shift production to higher-value products.

First Quarter 2004 versus First Quarter 2003

Net income of $34 million in the first quarter of 2004 was up from net income of $4 million in the first quarter of 2003, primarily due to higher prices and sales volumes for polyethylene and co-products, which were partially offset by rising feedstock costs. In addition, higher feedstock derivative gains were recognized.

See Forward-Looking Information on page 12.

STYRENICS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Revenue(1)	$474	$404	$386
Operating loss	$(21)	$(44)	$(12)
Depreciation and amortization	29	28	27

EBITDA(2)	$8	$(16)	$15
Net loss(3)	$(22)	$(31)	$(17)
Capital expenditures	$20	$23	$6
Average capital employed(4)	$1,343	$1,336	$1,305
After-tax return on capital employed(5)	(4.1)%	(7.3)%	(2.4)%

(1)	Before intersegment eliminations.
(2)	Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 11.
(3)	Before dividends and distributions on preferred securities.
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.
(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Styrene monomer(2)	$0.47	$0.40	$0.43
Weighted-average polystyrene(3)	$0.59	$0.56	$0.55
Benzene (dollars per gallon)(2)	$1.90	$1.49	$1.78

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: CMAI Contract Market.
(3)	Benchmark prices weighted according to NOVA Chemicals’ polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers. Source for benchmark prices: CMAI. CMAI’s published North American low-range contract/market high-heat crystal benchmark polystyrene prices received a one-time downward, non-market adjustment of 6¢ per pound beginning in June 2003. Months prior to June 2003 have not been restated by CMAI.

Styrenics Sales Volumes (millions of pounds)

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Styrene monomer(1)	434	342	308
Solid and expandable polystyrene	555	522	558
High performance styrenics (including DYLARK(R) resins)	57	68	63

Total	1,046	932	929

(1)	Third party sales only.

DYLARK(R) is a registered trademark of NOVA Chemicals Inc. 5

Review of Operations
Styrenics

First Quarter 2004

The Styrenics business reported a net loss of $22 million in the first quarter, compared to a net loss of $31 million in the fourth quarter of 2003. Prices overall kept pace with the flow-through of rapidly rising benzene costs. The improvement in the quarter was due to higher sales volumes and the discontinuance of third-party purchases of ethylbenzene, as the Bayport styrene monomer unit started back up in late January.

Total sales volume, for both styrene monomer and polymers, was up 12% from the fourth quarter. Third-party styrene monomer sales volume was up 27%. North American styrenic polymer volume was up 2%, and European styrenic polymer volume was up 7% from seasonally low fourth quarter volumes.

Styrene Monomer

Early in the first quarter, the styrene monomer unit at Bayport operated using shipments of ethylbenzene from NOVA Chemicals’ Sarnia, Ontario production facility and supplemental purchases of ethylbenzene. The Bayport ethylbenzene unit, damaged in a June 2003 fire, was restarted on Jan. 18, 2004, and has operated at full capacity. The outage had minimal impact on NOVA Chemicals’ first quarter results.

The USGC first quarter average spot price for styrene was 38¢ per pound, up from the fourth quarter average price of 31¢ per pound and rose to 42¢ per pound by mid-April. Average first quarter benchmark contract pricing was 47¢ per pound, up from the fourth quarter price of 40¢ per pound.

The benzene benchmark feedstock cost averaged $1.90 per gallon in the first quarter, up from the fourth quarter average of $1.49 per gallon. Benzene costs increased dramatically through the first quarter, starting the quarter at $1.71 per gallon, and finishing the quarter at $2.00 per gallon. Since then, planned and unplanned outages have resulted in a contract benzene price high of $2.35 per gallon for April and an all-time high spot price of $3.09 per gallon.

NOVA Chemicals announced North American styrene monomer contract price increases of 3¢ per pound effective Mar. 1, 2004, 4¢ per pound effective Apr. 1, 2004 and 4¢ per pound effective May 1, 2004. The announcement of 3¢ per pound effective Feb. 1, 2004 reported last quarter was subsequently revised to 5¢ per pound prior to the implementation date.

In Europe, styrene contract prices were 41¢ per pound in the first quarter, up from the fourth quarter price of 35¢ per pound. Effective April 2004, industry-wide styrene prices will be settled monthly, replacing the practice of quarterly settlement. The April price settled at 44¢ per pound.

Solid Polystyrene (SPS)

The weighted-average North American SPS price increased from the fourth quarter, but did not keep pace with rising feedstock costs. Volume was flat with the fourth quarter.

NOVA Chemicals announced a price increase for North American SPS of 4¢ per pound effective May 1, 2004.

Average European SPS prices increased in the first quarter, just keeping pace with rising feedstock costs. European volumes improved slightly from the fourth quarter. Customers kept inventories at low levels. NOVA Chemicals announced a European SPS price increase of 4¢ per pound effective Mar. 1, 2004.

Expandable Polystyrene (EPS)

NOVA Chemicals’ first quarter average North American and European EPS prices increased, staying ahead of rising feedstock costs in North America. European price increases did not maintain margins. Volumes were up from the fourth quarter in North America and Europe.

NOVA Chemicals announced North American EPS price increases of 3¢ per pound which became effective Apr. 1, 2004 and 4¢ per pound effective May 1, 2004.

NOVA Chemicals announced a European EPS price increase of 3¢ per pound which became effective Mar. 1, 2004.

First Quarter 2004 versus First Quarter 2003

The Styrenics business lost $22 million in the first quarter of 2004, compared to a net loss of $17 million in the first quarter of 2003. Price increases for all products and higher sales volumes in styrene monomer and EPS were more than offset by higher feedstock costs.

See Forward-Looking Information on page 12.

Liquidity and Capital Resources Capitalization (unaudited; millions of U.S. dollars except as noted)

	Mar. 31 2004	Dec. 31 2003
Long-term debt(1)	$1,498	$1,101
Less: cash and cash equivalents	(208)	(212)

Total debt net of cash and cash equivalents	1,290	889

Shareholders’ equity
9.50% preferred securities(2)	—	210
9.04% preferred securities(2)	—	173
Retractable preferred shares(3), (4)	198	198

	198	581

Common share equity(5), (6), (7), (8)	1,290	1,309

Total shareholders’ equity	1,488	1,890

Total capitalization(9)	$2,778	$2,779

(1)	On Jan. 13, 2004, NOVA Chemicals issued $400 million of 6.5% Senior Notes due 2012. Maturity dates for NOVA Chemicals’ long-term debt range from September 2005 to August 2028. The 2005 maturities total $103 million.
(2)	On Mar. 1, 2004, NOVA Chemicals redeemed the 9.04% and 9.50% preferred securities.
(3)	Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals’ common shares.
(4)	A total of 8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.
(5)	Common shares outstanding at Apr. 16, 2004 were 87,433,351 (Mar. 31, 2004 — 87,420,204; Dec. 31, 2003 — 87,099,781; Sept. 30, 2003 — 86,931,487; June 30, 2003 — 86,760,361; Mar. 31, 2003 — 86,699,887).
(6)	A total of 8,755,233 stock options were outstanding to officers and employees on Mar. 31, 2004 to purchase common shares of NOVA Chemicals. A total of 1,597,338 common shares were reserved but unallocated. A total of 13 million common shares have been reserved for issuance under the Option Plan.
(7)	A total of 47,800 shares were reserved for the Directors’ Share Compensation Plan.
(8)	In May 2002, NOVA Chemicals’ shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.
(9)	Total capitalization reflects shareholders’ equity and total debt net of cash and cash equivalents. See Supplemental Measures on page 11.

Senior Debt Ratings(1)

Senior Unsecured Debt
DBRS	BBB (low) (stable)
Moody’s	Ba2 (stable)
Standard & Poor’s	BB+ (negative)

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Coverage Ratios

	Twelve Months Ended
	Mar. 31 2004		Dec. 31 2003		Mar. 31 2003
Net debt to total capitalization	46.4%		32.0%		43.5%
Interest coverage on long-term debt(1)	0.6	x	0.9	x	0.4	x
Net tangible asset coverage on long-term debt(2)	2.0	x	2.7	x	2.3	x

(1)	Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(2)	Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

8

Funds Flow and Changes in Cash and Debt The following table shows major sources and uses of cash. (unaudited; millions of U.S. dollars)

Three Months Ended Mar. 31 2004
Operating income	$41
Add back – depreciation and amortization	80

EBITDA	121
Interest	(22)
Other gains and losses	(2)
Current tax expense and other	(5)

Funds from operations	92
Operating working capital increase	(56)

Cash from operations	36
Preferred securities redemption	(383)
Capital expenditures	(43)
Project advances	3
Turnaround costs and other assets	(5)
Dividends paid	(12)
Foreign exchange and other	3

Total change in cash and debt	$(401)

Decrease in cash	$(4)
Increase in debt	(397)

Total change in cash and debt	$(401)

NOVA Chemicals’ net debt to total capitalization ratio was 46.4% at Mar. 31, 2004. Debt increased in the first quarter as a result of the issuance of $400 million of 6.5% Senior Notes to redeem $383 million of preferred securities (see Financing on page 10 for more information). Additionally, debt was reduced by $3 million as a result of translating our Canadian dollar denominated debt to U.S. dollars at a lower Canadian dollar exchange rate. Cash on hand at the end of the first quarter was $208 million.

NOVA Chemicals’ funds from operations were $92 million for the first quarter of 2004, up $37 million from the fourth quarter of 2003 due to improved results.

Operating working capital increased by $56 million in the first quarter of 2004, related primarily to lower accounts payable due to timing of receipt and payment of feedstock shipments and general price increases.  NOVA Chemicals assesses its progress in managing working capital through a Cash Flow Cycle Time (CFCT) measure. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps determine which portion of changes in working capital result from factors other than price movements. CFCT was 30 days as of Mar. 31, 2004, within our target range of 25 to 30 days, up from 28 days as of Dec. 31, 2003.

Capital expenditures were $43 million in the first quarter of 2004, compared to $52 million in the fourth quarter of 2003. From 2003 to 2007, NOVA Chemicals’ capital expenditures are expected to average about $155 million to $160 million annually, or about 50% of depreciation charges. This includes maintenance, Responsible Care, cost reduction and small growth projects and is net of project advances. Capital expenditures, net of project advances, were $40 million in the first quarter of 2004.

Financing

On Jan. 13, 2004, NOVA Chemicals issued $400 million of 6.5% Senior Notes due 2012. These Senior Notes were issued with investment-grade covenants, that are identical in all material respects to the covenants on NOVA Chemicals’ existing bonds. Net proceeds of the offering were used to redeem, on Mar. 1, 2004, the 9.04% preferred securities due 2048 and 9.50% preferred securities due 2047. The two issues of preferred securities total $382.5 million. These transactions will reduce annual financing costs by about $10 million before-tax.

NOVA Chemicals has a $300 million revolving credit facility, expiring Apr. 1, 2007. NOVA Chemicals’ first quarter results and financial position were within the financial covenants related to this facility. As of Apr. 20, 2004, NOVA Chemicals has utilized $47 million of the revolving credit facility in the form of operating letters of credit.

During the first quarter of 2004, NOVA Chemicals continued to utilize its $195 million accounts receivable securitization program. As of Mar. 31, 2004, the amount of receivables sold under this program was $187 million, compared to $177 million as of Dec. 31, 2003. On Apr. 15, 2004, NOVA Chemicals amended the securitization program to extend the maturity date to Apr. 14, 2007, and increased the size of the facility to $200 million. Historically, this facility had been renewed on an annual basis.

FIFO Impact

NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals’ competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the fourth quarter feedstock purchases flowed through the income statement in the first quarter. Crude oil prices increased steadily throughout the first quarter. Natural gas prices peaked in January and declined throughout the quarter. First quarter average NYMEX pricing was higher than the fourth quarter average price by $1.11 per mmBTU. Benzene prices spiked, rising from $1.71 per gallon at the start of the quarter to $2.00 per gallon by the end of the quarter. As a result, we estimate that net income would have been about $20 million lower in the first quarter had NOVA Chemicals followed the LIFO method of accounting.

Stock Options

In accordance with new Canadian GAAP, NOVA Chemicals is required to expense the value of stock options starting Jan. 1, 2004. NOVA Chemicals has also adopted this methodology for U.S. GAAP purposes, although such treatment is optional under U.S. GAAP (see Note 1 to the Consolidated Financial Statements). In the first quarter of 2004, compensation expense related to stock options was approximately $1 million after-tax.

Feedstock Derivative Positions

NOVA Chemicals maintains a derivatives program to manage its feedstock costs. The gain from natural gas and crude oil positions realized in the first quarter of 2004 was $1 million after-tax.

Effective Jan. 1, 2004, NOVA Chemicals is required to comply with new Canadian accounting recommendations regarding derivatives. NOVA Chemicals is required to record outstanding positions, which do not qualify for hedge accounting treatment, at fair market value and record any resulting gains or losses in market value through earnings each period. In the first quarter of 2004, NOVA Chemicals recorded $5 million of unrealized mark-to-market after-tax gains on outstanding feedstock positions (see Note 1 to the Consolidated Financial Statements). This is in addition to the realized gain reported above, bringing the total first quarter gain to $6 million after-tax.

Supplemental Measures

In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These are EBITDA (defined below) and total capitalization, which NOVA Chemicals defines to be net of cash and cash equivalents in accordance with the debt covenants for its $300 million revolving credit facility. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back income taxes, interest expense, other gains, earnings from equity investment in affiliates and depreciation and amortization. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

*	Peers include Dow Chemical Company, Eastman Chemical Company, Lyondell Chemical Company and Millennium Chemicals Inc.

NOVA Chemicals’ share price on the New York Stock Exchange (NYSE) decreased to U.S. $25.09 at Mar. 31, 2004 from U.S. $26.95 at Dec. 31, 2003. NOVA Chemicals’ share value decreased 7% for the quarter ending Mar. 31, 2004 on the NYSE and 6% on the Toronto Stock Exchange (TSX). Peer chemical companies’ share values increased 2% on average and the S&P Chemicals Index decreased 3%. The S&P/TSX Composite Index was up 4% and the S&P 500 was up 1%. As of Apr. 20, 2004, NOVA Chemicals’ share price was U.S. $25.20, up just slightly from Mar. 31, 2004. The S&P Chemicals Index was up 2% in the same period.

In the first quarter, about 74% of trading in NOVA Chemicals’ shares took place on the TSX and 26% of trading took place on the NYSE. Approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals’ peers.

First quarter trading volumes	Millions of Shares	% of float	% of trading
Toronto Stock Exchange	17.1	19	74
New York Stock Exchange	6.0	7	26

Total	23.1	26	100

INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information
Phone: (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet:    www.novachemicals.com
E-Mail:      invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com.

We file additional information relating to NOVA Chemicals, including our Annual Information Form (AIF), with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.

Transfer Agents and Registrars
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet:   www.cibcmellon.ca
E-Mail:     inquiries@cibcmellon.ca

Share Information
NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX. On the TSX, NOVA Chemicals is listed and traded in both Canadian and U.S. dollars. The U.S. dollar trading symbol on the TSX is NCX.U.

Forward-Looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies. Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

CHANGES IN NET INCOME (LOSS) TO COMMON SHAREHOLDERS (unaudited; millions of U.S. dollars)

	Q1 2004 Compared with
	Q4 2003	Q1 2003

Higher net unit margins	$33	$19
Higher (lower) sales volumes	(1)	29

Higher gross margin(1)	32	48
Higher research and development	—	(2)
Lower (higher) selling, general and administrative	8	(10)
Higher depreciation and amortization	(2)	(9)
Lower (higher) interest expense	(5)	1
Lower equity earnings in Methanex	—	(27)
Lower other gains and losses	(2)	(2)
(Higher) lower income tax expense (Note 4)	(11)	1
Lower preferred securities dividends and distributions	2	3

Increase in net income to common shareholders	$22	$3

(1)	Revenue less feedstock and operating costs.

FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss) (unaudited, millions of U.S. dollars except per share amounts)

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Revenue	$1,126	$1,041	$977

Feedstock and operating costs	942	889	841
Research and development	12	12	10
Selling, general and administrative	51	59	41
Depreciation and amortization	80	78	71

	1,085	1,038	963

Operating income	41	3	14

Interest expense (net)	(22)	(17)	(23)
Earnings from equity investment in affiliates	—	—	27
Other gains and losses	(2)	—	—

	(24)	(17)	4

Income (loss) before income taxes	17	(14)	18
Income tax recovery (expense) (Note 4)	(5)	6	(6)

Net income (loss)	12	(8)	12
Preferred securities dividends and distributions	(5)	(7)	(8)

Net income (loss) to common shareholders	$7	$(15)	$4

Earnings (loss) per share (Note 5) Basic and diluted	$0.08	$(0.18)	$0.05

Notes to the Consolidated Financial Statements appear on pages 16 to 21. 13

Consolidated Statement of Reinvested Earnings (unaudited, millions of U.S. dollars)

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Reinvested earnings, beginning of period	$584	$606	$610
Change in accounting policy (Note 1)	(7)	—	—
Net income (loss)	12	(8)	12
Common share dividends	(7)	(7)	(6)
Preferred securities dividends and distributions	(5)	(7)	(8)

Reinvested earnings, end of period	$577	$584	$608

Consolidated Balance Sheet (millions of U.S. dollars)

	Mar. 31, 2004 (unaudited)	Dec. 31, 2003 (audited)
Assets
Current assets
Cash and cash equivalents	$208	$212
Receivables	357	316
Inventories	464	392

	1,029	920

Investments and other assets	167	157
Plant, property and equipment, net	3,271	3,336

	$4,467	$4,413

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$638	$587

Long-term debt	1,498	1,101
Deferred credits	843	835

	2,979	2,523

Shareholders’ equity
Preferred securities	—	383
Retractable preferred shares	198	198
Common equity
Common shares	498	493
Contributed surplus (Note 1)	8	—
Cumulative translation adjustment	207	232
Reinvested earnings	577	584

	1,488	1,890

	$4,467	$4,413

Notes to the Consolidated Financial Statements appear on pages 16 to 21. 14

Consolidated Statement of Cash Flows (unaudited; millions of U.S. dollars)

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Operating activities
Net income (loss)	$12	$(8)	$12
Depreciation and amortization	80	78	71
Future income tax recovery	(1)	(15)	(1)
Earnings from equity investment in affiliates	—	—	(27)
Dividends received	—	—	14
Stock option expense	1	—	—

Funds from operations	92	55	69
Changes in non-cash working capital	(56)	(28)	(133)

Cash from operations	36	27	(64)

Investing activities
Plant, property and equipment additions	(43)	(52)	(14)
Turnaround costs, long-term
investments and other assets	(5)	(2)	5
Changes in non-cash working capital	—	(3)	—

	(48)	(57)	(9)

Financing activities
Decrease in current bank loans	—	—	18
Long-term debt
Additions	400	—	—
Changes in revolving debt	—	—	55
Preferred securities redeemed	(383)	—	—
Preferred securities dividends and distributions	(5)	(7)	(8)
Common shares issued	5	3	2
Common share dividends	(7)	(7)	(6)
Project advances	3	3	—
Changes in non-cash working capital	(5)	(2)	2

	8	(10)	63

Decrease in cash	(4)	(40)	(10)
Cash and cash equivalents, beginning of period	212	252	14

Cash and cash equivalents, end of period	$208	$212	$4

Notes to the Consolidated Financial Statements appear on pages 16 to 21. 15

Notes to Consolidated Financial Statements
(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2003. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2003, on pages 53 to 57 of the 2003 Annual Report, except as noted below.

Changes in Accounting Policies Required by Canadian GAAP

A. Stock-Based Incentive Plans

Effective Jan. 1, 2004, Canadian GAAP requires the fair value of options to be expensed over their vesting period. Prior to Jan. 1, 2004, NOVA Chemicals followed the intrinsic-value approach, where the granting and exercising of options are accounted for as equity transactions and no amounts are expensed.

NOVA Chemicals is adopting the new accounting policy on a retroactive basis with no restatement of prior periods. Accordingly, on Jan.1, 2004, retained earnings was reduced and contributed surplus was increased by $7 million to account for the stock option expense that would have been charged to earnings (loss) in 2002 and 2003 with respect to all options granted since Jan. 1, 2002. NOVA Chemicals uses the Black-Scholes option valuation model to calculate the fair value of options at the date of grant. In the first quarter of 2004, compensation expense related to stock options was approximately $1 million after-tax.

Effective Jan. 1, 2004, NOVA Chemicals also changed its accounting policy with respect to stock options for U.S. GAAP reporting, to be consistent with Canadian GAAP.

Had NOVA Chemicals expensed the fair value of stock options in prior periods, the following pro forma amounts would have reulted:

	Three Months Ended Dec. 31 March. 31 2003 2003
Net income (loss)
As reported	$(8)		$12
Pro forma	$(9)		$10
Earnings (loss) per share - basic and diluted
As reported	$(0.1	8)	$0.05
Pro forma	$(0.1	8)	$0.03

B. Valuing Derivatives

Effective Jan. 1, 2004, NOVA Chemicals must comply with a new Canadian accounting guideline that requires all derivative positions, except those that qualify for hedge accounting treatment, be marked-to-market at each period end with any resulting gains or losses recorded in earning (loss).

NOVA Chemicals is adopting the new accounting policy on a prospective basis. In accordance with the transitional provisions of the new accounting policy, $10 million of unrealized gains and $18 million of crystallized losses that existed on Jan. 1, 2004 have been deferred on the consolidated balance sheet. These amounts will be recognized in income over the remaining term to maturity.

On Mar. 31, 2004, the value of derivatives were marked-to-market, resulting in $5 million unrealized after-tax gains from the increase in market value since Jan. 1, 2004, being recorded in earnings in the first quarter of 2004.

2. Stock-Based Incentive Plans

NOVA Chemicals sponsors several stock-based incentive plans to provide compensation to employees and directors. A description of each of these plans and their accounting treatment follows. For further details see Notes 2, 13 and 14 to the Consolidated Financial Statements for the year ended Dec. 31, 2003.

A. Option Plan

Options are granted to employees for the purchase of a certain number of NOVA Chemicals common shares (Common Shares) at an exercise price equal to the closing price of the Common Shares on the Toronto Stock Exchange (TSX) on the date of grant. Options may be exercised over a ten-year period and generally 25% of the options vest at the grant date, with further vesting of 25% in each of the next three years.

On Feb. 12, 2004, 269,500 options were granted. As of Mar. 31, 2004, NOVA Chemicals had 8,755,233 stock options outstanding, 7,909,830 of which were vested.

In the first quarter of 2004, compensation expense related to stock options was approximately $1 million after-tax (see Note 1). The weighted-average assumptions used to estimate the fair value of stock options granted since Jan. 1, 2002, based on the Black-Scholes option valuation model are as follows:

		Three Months Ended
		Mar. 31 2004	Mar. 31 2003
Risk-free interest rate	%	3.68	3.82
Expected volatility	%	37.3	37.8
Expected life	years	3.4	3.3
Expected dividend yield	%	1.20	1.21
Grant date fair value		$6.56	6.39

B.  Equity Appreciation Plan

The Equity Appreciation Plan provides similar benefits as the Option Plan to employees, except that proceeds are paid in cash. Vesting and expiry dates are the same in both plans. The value of the equity appreciation units (EAUs) is expensed over the vesting period and is marked-to-market each quarter end. Canadian and U.S. GAAP require this accounting treatment since the value of EAUs is paid in cash.

The value of an EAU is the difference between the price of Common Shares on the exercise date (the redemption value) and the price on the grant date (the exercise value). In accordance with the plan documentation, the exercise value is equal to the closing price of the Common Shares on the TSX or the NYSE; however the redemption value was previously based on the TSX. In February 2004, the Board of Directors amended the definition of redemption value to include NYSE pricing, reflecting the intent and design of the plan to provide the value of the awards in U.S. currency for U.S. resident employees. The Board of Directors also amended the previous resolutions that granted EAUs to reflect an exercise value determined by the closing price on the NYSE rather than the TSX. These amendments resulted in additional compensation expense of $5 million after-tax in the first quarter of 2004.

On Feb. 12, 2004, 942,600 EAUs were granted. As of Mar. 31, 2004, NOVA Chemicals had 4,207,087 EAUs outstanding, 2,514,621 of which were vested. In the first quarter of 2004, compensation expense related to EAUs was $3 million after-tax ($6 million after-tax in the fourth quarter of 2003), including the one-time charge of $5 million after-tax referred to above.

C.  Restricted Stock Unit Plan

The Restricted Stock Unit Plan is a phantom stock plan wherein the value of a restricted stock unit (RSU) is determined by the value of Common Shares on the vesting date and is paid to employees in cash. The value of the RSU is determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. The units vest three years from the grant date. The value of any Common Share dividends declared during the vesting period is credited to each RSU account. The value of RSUs is expensed over the vesting period and is marked-to-market each quarter end. Canadian and U.S. GAAP require this accounting treatment since the value of RSUs is paid in cash.

On Feb. 12, 2004, 217,471 RSUs were granted. As of Mar. 31, 2004, NOVA Chemicals had 200,060 RSUs outstanding. In the first quarter of 2004, compensation expense related to RSUs was approximately $1 million after-tax.

D.  Deferred Share Unit Plan

Under the Deferred Share Unit Plan, directors and certain officers of NOVA Chemicals may elect to receive their director’s fees or incentive compensation, respectively, in the form of deferred share units (DSU). The amount of compensation is converted to an equivalent number of DSUs based on the Common Share price on the NYSE for U.S. residents and the TSX price for residents of all other countries. The DSUs are exercisable upon retirement or termination from the Corporation at a value equal to the market price of Common Shares on the applicable stock exchange at that time. The value of any Common Share dividends declared from the grant date to the exercise date is credited to each DSU account. The value of the units is expensed at the time of grant, based on the expected exercise value. The impact of any change in the estimated exercise value is amortized, on a straight-line basis, over the estimated remaining service lifetime of individuals participating in the plan. These DSUs are accounted for in the same manner under Canadian and U.S. GAAP.

During the first quarter of 2004, 54,794 DSUs were granted. As of Mar. 31, 2004, NOVA Chemicals had 519,787 DSUs outstanding, 41,766 of which were exercisable. In the first quarter of 2004, compensation expense related to DSUs was approximately $1 million after-tax.

3.  Pensions and Other Post Retirement Benefits

Components of Net Periodic Benefit Cost for Defined Benefit Plans
(millions of U.S. dollars)

	Three Months Ended March 31
	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Current service cost	6	5	1	1
Interest cost on projected benefit obligations	8	8	1	1
Expected return on plan assets	(7)	(6)	—	—
Amortization of transition assets	(1)	(1)	—	—
Recognized net actuarial loss	1	1	—	—

Net periodic benefit cost	$7	$7	$2	$2

The expected long-term rate of return on plan assets is 7.3% in 2004.

Employer Contributions

In the 2003 Annual Report, NOVA Chemicals disclosed that it expected to contribute $27 million to its defined benefit pension plans in 2004. As of Mar. 31, 2004, $8 million has been contributed, and the company expects to contribute an additional $19 million over the remainder of 2004.

In the quarter ended Mar. 31, 2004, NOVA Chemicals contributed to $2 million to its defined contribution plans and is expected to contribute an additional $5 million over the remainder of 2004.

4.  Income Taxes

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Income (loss) before income taxes	$17	$(14)	$18
Statutory income tax rate	33.87%	36.74%	37.12%

Computed income tax expense (recovery)	$6	$(5)	$7
Increase (decrease) in taxes resulting from:
Higher (lower) effective tax rate on
earnings from equity investment in affiliates	—	—	(8)
Additional cost-of-service income taxes(1)	2	3	2
Foreign tax rates	—	3	8
Income tax rate adjustment(2)	(7)	15	—
Reduction in tax reserve(3)	—	(20)	—
Other	4	(2)	(3)

Income tax expense (recovery)	$5	$(6)	$6

(1)	Income taxes on the Joffre, Alberta second ethylene plant are recoverable from customers until June 30, 2004 and are recorded on the flow-through rather than liability method.
(2)	In the first quarter of 2004, the Alberta Government substantively enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $7 million. This one-time benefit has been recorded in the first quarter of 2004 through a reduction of income tax expense. In the fourth quarter of 2003, future income tax liabilities increased $15 million due to an Ontario tax rate increase, which impacted future years.
(3)	NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. We assess this reserve from time to time for adequacy and determined in the fourth quarter of 2003 that we were overprovided. In the fourth quarter of 2003, we reduced this reserve by $20 million.

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5. Earnings (Loss) Per Share (shares in millions)

	Three Months Ended
	Mar. 31 2004		Dec. 31 2003		Mar. 31 2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss) to common shareholders	$7	$7	$(15)	$(15)	$4	$4

Weighted-average common
shares outstanding	87.3	87.3	87.0	87.0	86.7	86.7
Add back effect of dilutive securities:
Stock options	—	1.9	—	—	—	0.7

Weighted-average common shares for EPS
calculations	87.3	89.2	87.0	87.0	86.7	87.4

Earnings (loss) per common share	$0.08	$0.08	$(0.18)	$(0.18)	$0.05	$0.05

Retractable preferred shares and stock options representing 15 million Common Shares have been excluded from the computation of diluted earnings per share for the quarter ended Mar. 31, 2004, as their impact would not be dilutive. 17.3 million and 12.7 million Common Shares were excluded in the quarters ended Dec. 31, 2003 and Mar. 31, 2003, respectively.

6.  Segmented Information

NOVA Chemicals operates its business under the following principal business segments:

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Revenue
Olefins/Polyolefins	$709	$691	$637
Styrenics	474	404	386
Intersegment eliminations	(57)	(54)	(46)

	$1,126	$1,041	$977

Operating income (loss)
Olefins/Polyolefins	$62	$47	$26
Styrenics	(21)	(44)	(12)

	$41	$3	$14

Net income (loss)(1)
Olefins/Polyolefins	$34	$23	$4
Styrenics	(22)	(31)	(17)
Investment in Methanex	—	—	25

	$12	$(8)	$12

(1)	Before preferred securities dividends and distributions.

	Mar. 31 2004	Dec. 31 2003
Assets
Olefins/Polyolefins	$2,250	$2,246
Styrenics	1,827	1,767
Corporate and other(1)	390	400

	$4,467	$4,413

(1)	Amounts include all cash and cash equivalents.

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7.  Reconciliation to United States Accounting Principles

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Net income (loss) in accordance with
Canadian GAAP	$12	$(8)		$12
Add (deduct) adjustments for:
Foreign exchange hedging(1)	—	—		3
Other hedging and derivative activity(1)	1	6		(2)
Inventory costing(2)	2	—		(1)
Start-up costs(3)	(3)	1		1
Preferred securities distributions(4)	(4)	(6)		(6)
Change in accounting policy(5)	(7)	—		5
Future income taxes(8)	7	—		—

Net income (loss) in accordance with U.S. GAAP	$8	$(7)		$12
Earnings (loss) per share – basic and diluted	$0.08	$(0.09)		$0.11

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Comprehensive income (loss)(6)
Net income (loss) in accordance with U.S. GAAP	$8	$(7)		$12
Unrealized gains on cash flow hedging instruments(1)	—	—		4
Equity in affiliates comprehensive income (loss)	—	—		6
Cumulative translation adjustment(9)	(25)	102		123
Minimum pension liability adjustment(8)	—	(3)		—

Comprehensive income (loss) in accordance with U.S. GAAP	$(17)	$92		$145

	Three Months Ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Accumulated other comprehensive income (loss)(6)
Cumulative translation adjustment(9)	$186	$211		$(7)

Equity in affiliates other
comprehensive income	—	—	—	9
Minimum pension liability(7)	(4)	(4)		(1)

	$182	$207		$1

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	Mar. 31 2004	Dec. 31 2003
Balance sheet in accordance with U.S. GAAP
Current assets(1), (2)	$1,055	$959
Investments and other assets(3), (7)	167	157
Plant, property and equipment, net	3,246	3,311
Current liabilities(1)	(622)	(585)
Long-term — preferred securities(4)	—	(383)
— other long-term debt(1)	(1,531)	(1,122)
Deferred credits(1), (7)	(840)	(829)
Retractable preferred shares	(198)	(198)

Common equity	$1,277	$1,310

(1)	On Jan. 1, 2001, NOVA Chemicals adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that do not qualify for preferential hedge accounting treatment must be adjusted to fair value through income. If the derivative does qualify, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. On Jan. 1, 2004, NOVA Chemicals adopted a new Canadian GAAP guideline for recording the fair value of derivatives. This guideline harmonizes Canadian and U.S. GAAP, however, due to the differing implementation dates, timing differences continue to exist.
(2)	U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(3)	U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred, as under Canadian GAAP.
(4)	Under U.S. GAAP distributions on the preferred securities are recorded as interest expense. The preferred securites were redeemed by NOVA Chemicals on Mar. 1, 2004.
(5)	On Jan. 1, 2003, the Corporation adopted SFAS No. 143 “Accounting for Asset Retirement Obligations.” This standard and the CICA standard, also adopted on Jan. 1, 2003, are essentially the same. On Jan. 1, 2004, NOVA Chemicals adopted the CICA Standard for expensing of stock options (as discussed in Note 1). This standard was also adopted for U.S. GAAP on that date. Under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.
(6)	U.S. GAAP requires the presentation of a separate statement of comprehensive income and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.
(7)	U.S. GAAP requires that an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset. On Jan. 1, 2004, NOVA Chemicals adopted a new Canadian GAAP guideline for recording deriatives. This guideline harmonizes Canadian and U.S. GAAP, howerver, due to the differing implementation dates, timing differences continue to exist.
(8)	U.S. GAAP future income taxes are not adjusted for changes in tax rates until they are enacted, whereas Canadian GAAP requires adjustment when rate changes are substantively enacted.
(9)	Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment. U.S. GAAP future income taxes are not adjusted for changes in tax rates until they are enacted, whereas Canadian GAAP requires adjustment when rate changes are substantively enacted.
(10)	NOVA Chemicals has chosen to expense the value of stock options for U.S. GAAP purposes in accordance with Canadian GAAP, although such treatment is optional under U.S. GAAP (see Note 1 to the Consolidated Financial Statements.)

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